SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

                            (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana  70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI

Table of Contents

		Page Number

(a)	Report of Independent Registered Public Accounting Firm	2

(b)	Financial Statements:

	Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	4

	Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	5

(c)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4i—Schedule of Assets (Held at End of Year) as of December 31, 2010	20

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(d)	Signature	21

(e)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries VI

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries VI (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana
June 24, 2011

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2010 and 2009

	December 31,
	2010	2009
INVESTMENTS:
Plan interest in Master Trust, at fair value	$33,412,838	$25,974,772

RECEIVABLES:
Notes receivable from participants	1,181,833	1,052,920
Annual Retirement Contributions	847,494	875,880

Total receivables	2,029,327	1,928,800

Net Assets Available for Benefits, at fair value	35,442,165	27,903,572

Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	(101,129)	(53,264)

Net Assets Available for Benefits	$35,341,036	$27,850,308

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2010

Participant
Directed
Additions to Net Assets attributed to:
Plan interest in Master Trust investment income	$3,699,568

Interest income on notes receivable from participants	62,767

Contributions:
Participant	3,023,686
Employer - net of forfeitures	2,047,667
Total contributions	5,071,353

Other credit adjustments - net	2,684

Total additions	8,836,372

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	1,344,419
Loan and brokerage fees	1,225
Total deductions	1,345,644

Net increase in Net Assets	7,490,728

Net Assets Available for Benefits:
Beginning of Year	27,850,308
End of Year	$35,341,036

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010

Note 1.  General Description of the Plan

The Savings Plan of Entergy Corporation and Subsidiaries VI (Entergy Savings Plan VI) was established on April 11, 2007 effective with the closing date of the sale of the Palisades Nuclear Power Plant (Palisades) from Consumers Energy Company to Entergy Nuclear Palisades, LLC.

The following description of Entergy Savings Plan VI is provided for general information only.  Entergy Savings Plan VI participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries VI Plan Document, as well as the summary plan description and summaries of material modifications, for a more complete description of Entergy Savings Plan VI's provisions.

General:  Entergy Savings Plan VI is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan VI information.

Entergy Savings Plan VI is intended to constitute two types of plans qualified under Internal Revenue Code 401(a) as follows:

•	A profit-sharing plan with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under Internal Revenue Code Section 401(k); and
•	A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in Internal Revenue Code Section 4975(e)(7).

Entergy Savings Plan VI is administered by the Employee Benefits Committee.  The chairman of the Employee Benefits Committee, who is appointed by the Personnel Committee of the Board of Directors of Entergy Corporation, appoints members to the Employee Benefits Committee.

Plan amendments in 2010:  Entergy Savings Plan VI was amended on June 1, 2010 to allow payment of plan expenses from the plan’s administrative budget account, effective as of June 1, 2010.  Entergy Savings Plan VI was amended on December 13, 2010, effective as of January 1, 2011, to revise the application of the compensation limitation under Section 401(a)(17) of the Internal Revenue Code, so that participants are permitted to make contributions up to the applicable plan limits at any time during the plan year.  Entergy Savings Plan VI was also amended on December 13, 2010 to clarify (i) that plan participants are allowed to diversify their investments at least once each calendar quarter, as required under Section 404(c) of ERISA and as required by the Pension Protection Act of 2006 for plans that include publicly traded stock (current administration permits diversification on a daily basis) and (ii) that the beneficiary of a plan participant who dies while performing qualified military service, as defined by Section 414(u) of the Internal Revenue Code, will be entitled to any additional benefits that would have been provided if the participant had resumed employment prior to his death, as required by the Heroes Earnings Assistance and Relief Tax Act of 2008.

The significant provisions of Entergy Savings Plan VI, including the effect of these amendments, are described throughout this note.

Trustee:  Entergy Savings Plan VI utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services.  Entergy Savings Plan VI's investment options, which, except for the Entergy Stock Fund, the Vanguard Institutional Index Fund, and TradeLink, are managed by its trustee or affiliates of its trustee, are:

•	Entergy Stock Fund
•	Entergy Stable Income Fund
•	T. Rowe Price New Income Fund
•	T. Rowe Price Balanced Fund
•	T. Rowe Price Blue Chip Growth Trust
•	T. Rowe Price Equity Income Trust
•	Vanguard Institutional Index Fund
•	T. Rowe Price Overseas Stock Fund
•	T. Rowe Price New Horizons Trust
•	TradeLink Participant-Directed Brokerage Account
•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement Income Fund

In addition, the trustee manages the participant loan fund which is discussed below.

Eligibility:  Entergy Savings Plan VI is available to eligible non-bargaining employees of Entergy Nuclear Operations, Inc. whose principal work location is the Palisades Nuclear Power Plant in Covert, Michigan or the Big Rock Independent Spent Fuel Storage Installation in Charlevoix County, Michigan and who transferred employment to Entergy Nuclear Operations, Inc. from Nuclear Management Company, L.L.C. or from Consumers Energy Company upon the sale of Palisades to Entergy Nuclear Palisades, L.L.C.  Eligible employees may participate in Entergy Savings Plan VI as soon as administratively practicable following the employee's employment commencement date.

Contributions:  Contributions to Entergy Savings Plan VI made by or on behalf of participants are deposited with the trustee.  Participants may elect to contribute, through payroll deductions, up to a total of 50% of their eligible earnings each pay period.  Contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both.  Contributions are limited by federal tax legislation.  The before-tax deferral contribution dollar limit for the calendar year 2010 was $16,500 per participant.  The overall annual limit for 2010 for before-tax, after-tax, and company matching contributions was the lesser of 100% of the employee’s compensation for the year or $49,000.  Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions.  The dollar limit for catch-up deferral contributions for the calendar year 2010 was $5,500.  Based on nondiscrimination testing provisions under Entergy Savings Plan VI, contributions made by highly paid employees may be limited based on the average contribution rate of non-highly paid employees.

The employing Entergy System Company will make matching contributions on participant contributions each pay period.  Employer matching contributions are equal to 100% of the participant's contributions for the first 3% of eligible earnings, plus 50% of the participant's contributions for the next 2% of eligible earnings.  Employer matching contributions shall not be made with respect to i) catch-up deferral contributions and ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The employing Entergy System Company also will make a discretionary annual company retirement contribution on behalf of those eligible employees who do not participate in one of the Entergy defined benefit pension plans.  The amount of the annual company retirement contribution, which is equal to 5% of the employee’s base wages or salary, will be made after the end of the Plan Year and will be credited to the employee’s annual company retirement contribution account. To be eligible to receive this contribution, the employee must be employed as of the last day of the Plan Year.  However, if an employee retires, becomes totally and permanently disabled, or dies during the Plan Year, a prorated annual company retirement contribution will be made on behalf of that employee for such Plan Year.  The employing Entergy System Company made an annual company retirement contribution in the amount of $847,494 in January 2011 for the 2010 plan year and $875,880 in January 2010 for the 2009 plan year, which are reflected as an annual retirement contribution receivable in the Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009, respectively.

Entergy Savings Plan VI provides that certain amounts that originated from an employee benefit plan qualified under Section 401(a) or 403(a) of the Internal Revenue Code of 1986, as amended (the Code), under an annuity contract described in Section 403(b) of the Code, under an eligible plan described in section 457(b) of the Code or under an individual retirement account or annuity described in Section 408(a) or 408(b) of the Code, may be accepted under Entergy Savings Plan VI as a direct rollover or a participant rollover contribution.  Entergy Savings Plan VI does not accept direct rollovers or participant rollover contributions of distributions from a Roth IRA or Roth 401(k) account.

Investments:  Participant contributions, employer matching contributions, and annual company retirement contributions are invested as directed by participants in accordance with Entergy Savings Plan VI's investment options.  Participant contributions, employer matching contributions, and annual company retirement contributions not directed to specific investment options by the participant are invested by the trustee in one of the following T. Rowe Price Retirement Funds designated as Entergy Savings Plan VI’s Qualified Default Investment Alternatives, based on the year the participant was born:

•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement Income Fund
The value of investments may fluctuate with changes in market conditions.  The amount of risk varies based on the fund's investment goals and composition.  Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participants can change the investment direction for future participant contributions, employer matching contributions, and annual company retirement contributions or reallocate the investment of the existing balance in their participant account at any time, subject to T. Rowe Price’s excessive trading guidelines.

Participant accounts:  Each participant's account is credited with the participant's contributions, company matching contributions, and any annual company retirement contributions.  As of the close of each business day, participant account balances are updated to reflect account activity and investment fund values.  Dividends and interest payments on investments held in the participant’s account and reinvested in the fund that generated the dividends and interest payments.

Vesting:  Participants are fully vested at all times in the before-tax deferral account, after-tax account, the company match account, and the rollover contributions account. Participants become fully vested in their annual company retirement contribution account after three (3) years of vesting service with their Entergy System Company employer. Participants also will receive vesting service credit for their continuous credited service with Nuclear Management Company, L.L.C. and Consumers Energy Company immediately prior to Entergy Nuclear Palisades, L.L.C.’s purchase of Palisades.  Participants also will become fully vested in their annual company retirement contribution account if they terminate employment from their Entergy System Company employer after age 65, die, or become totally and permanently disabled, or if the participant’s employment is terminated as a result of a change in control of Entergy Corporation or the participant's Entergy System Company employer.

In-service withdrawals:  While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their after-tax contributions and rollover contributions.  Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older.  A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in Entergy Savings Plan VI in which the participant is vested.  A participant may also apply for a hardship withdrawal from his before-tax deferral contributions if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants:  Entergy Savings Plan VI has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less.  The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1%, in accordance with an established schedule.  The loan must be repaid within 5 years, or 20 years if for the acquisition of the participant's primary residence.  If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits:  Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan VI accounts upon termination of employment, retirement, disability, or death.  There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from Entergy Savings Plan VI, unless the taxable portion is rolled over to an individual retirement account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403 (a), 403(b), 408(a), 408(b), or 457(b) of the Internal Revenue Code.  Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the Code to such tax.

Inactive accounts:  Terminated participants and beneficiaries with an account balance greater than $1,000 (including rollovers) are allowed, under the provisions of Entergy Savings Plan VI, to defer receipt of their vested account balance until distributions are required to begin under the provisions of Section 401(a)(9) of the Code.  In addition, Entergy Savings Plan VI includes provisions for terminated participants and beneficiaries to elect to receive benefits in the form of installment payments.  The amount allocated to such participants was $929,063 at December 31, 2010 and $729,192 at December 31, 2009.

Forfeiture accounts:  Company matching contributions which matched a distributed excess deferral contribution shall be forfeited and credited to Entergy Savings Plan VI's forfeiture account.  A participant's unvested annual company retirement contribution account shall be forfeited if the participant terminates employment with his or her Entergy System Company employer and does not become reemployed by an Entergy System Company employer before incurring a five year break in service.  Forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce employer matching contributions or annual company retirement contributions.  The forfeiture account totaled approximately $5,378 as of December 31, 2010 and $1,169 as of December 31, 2009 and includes realized and unrealized appreciation on the amounts in the forfeiture account.  During 2010 and 2009, administrative expenses of $6,654 and $387, respectively, were paid out of the forfeiture account.

Note 2.   Summary of Significant Accounting Policies

Basis of presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates in the preparation of financial statements:  The preparation of Entergy Savings Plan VI's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value.  Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

New accounting pronouncements:  In January 2010, the Financial Account Standards Board (FASB) issued Accounting Standards update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements, and clarification of existing fair value disclosures.  ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  Entergy Savings Plan VI prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011.  The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Entergy Savings Plan VI’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value.  Entergy Savings Plan VI retrospectively adopted the new accounting in 2010.  The adoption did not have a material effect on Entergy Savings Plan VI’s financial statements.

Master Trust:  Entergy Savings Plan VI's investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee).  Entergy Savings Plan VI maintains an undivided beneficial interest in each of the investment accounts of the Master Trust.  Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation:  Cash and temporary cash investments are stated at fair value.  Common stock and investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end.  Common collective investment trust funds are stated at fair value based on a net asset value per share as determined by the issuer of the trust fund based on the fair value of the underlying investments.

The Master Trust holds investments in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts (SICs), and separate account contracts (SACs), as part of the Stable Income Fund.  The GICs, SICs, and SACs are discussed in detail below (Note 4).  In determining estimated fair value for the GICs, a theoretical fair value is calculated by discounting expected future contract cash flows at the estimated December 31, 2010 market yields for similar investments.  GIC fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The estimated fair values of the underlying assets of the SICs and SACs are presented at estimated fair value as determined by quoted market prices on the valuation date.  The estimated fair value of the GICs, SICs, and SACs are presented in the investments of the Master Trust table (Note 5) and then adjusted to contract value.

In accordance with accounting guidance on reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA Investment Company Guide and defined-contribution health and welfare and pension plans, the statements of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the accounting guidance.

Notes receivable from participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative expenses:  For the period January 1, 2010 through May 31, 2010, administrative expenses of Entergy Savings Plan VI were paid first by the remaining balance in the forfeiture account and then by participating employers.  Effective June 1, 2010, administrative expenses of Entergy Savings Plan VI were paid first by the administrative budget, then by the remaining balance in the forfeiture account, and lastly by participating employers.

Risks and uncertainties:  Entergy Savings Plan VI utilized various investment instruments, including common stock, mutual funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.  There are no reserves against the contract values of the GICs, SICs, or SACs for credit risk of the contract issuers or otherwise.  Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for Entergy Savings Plan VI.

Payment of benefits:  Benefits payable for terminations and withdrawals are recorded when paid.  This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises.  As of December 31, 2010 and 2009, there were no benefits payable for either year.

Income recognition:  The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits.  The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to Entergy Savings Plan VI for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.   Fair Value Measurements

The Master Trust classifies its investments as follows:

•	Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date.

•
Level 2 - Level 2 inputs are inputs other than quoted prices included in level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date.  Level 2 inputs include the following:

o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the asset or liability; or
o	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2010.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$47,619,214	$-	$-	$47,619,214
Common stock	546,232,254	-	-	546,232,254
Mutual funds	982,318,993	-	-	982,318,993
Common trust funds	-	743,344,420	-	743,344,420
Guaranteed investment contracts	-	33,935,223	-	33,935,223
Synthetic investment contracts:
Cash	18,596,942	-	-	18,596,942
Fixed income securities	31,224,079	169,829,129	-	201,053,208
Separate account contracts:
Cash	1,096,412	-	-	1,096,412
Fixed income securities	16,597,011	81,402,005	-	97,999,016
Brokerage accounts:
Mutual funds	64,898,972	-	-	64,898,972
Total	$1,708,583,877	$1,028,510,777	$-	$2,737,094,654

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2009.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$46,607,057	$-	$-	$46,607,057
Common stock	639,294,547	-	-	639,294,547
Mutual funds	863,470,831	-	-	863,470,831
Common trust funds	-	639,650,536	-	639,650,536
Guaranteed investment contracts	-	33,116,484	-	33,116,484
Synthetic investment contracts:
Cash	15,533,735	-	-	15,533,735
Fixed income securities	33,343,566	247,856,659	-	281,200,225
Brokerage accounts:
Mutual funds	53,017,384	-	-	53,017,384
Total	$1,651,267,120	$920,623,679	$-	$2,571,890,799

Assets included in Level 2 include common trust funds.  The common trust funds are issued by T. Rowe Price and hold investments in accordance with stated objectives.  The fair values of the common trust funds are estimated using the net asset value per share of the trust funds that are determined by the issuer of the trust funds based on the fair value of the underlying investments.  These common trust funds include: T. Rowe Price Equity Income Trust, which employs a value-oriented investment approach focusing on companies with an above-average dividend yield; T. Rowe Price Blue Chip Growth Trust, which focuses on "blue chip" companies with leading market positions, seasoned management teams, strong financial conditions, and above-average growth and profitability; T. Rowe Price New Horizons Trust, which invests primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community; T. Rowe Price New Horizons Trust may also invest in companies that offer the possibility of accelerating earnings growth because of rejuvenated management, new products, or structural changes in the economy; and T. Rowe Price Stable Value Common Trust Fund, which is held by the Stable Income Fund and invests in investment contracts that are designed to provide principal stability and a competitive yield.  Plan participants may reallocate their Savings Plan accounts among the Savings Plan’s available investment options, including the common trust funds, at any time, subject to T. Rowe Price’s excessive trading guidelines.

Note 4.   Investment Contracts With Insurance Companies

The Stable Income Fund of the Master Trust invests in a diversified portfolio of GICs, SICs, and SACs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are affected directly between the Master Trust and the issuer of the contract and are non-transferable.  In the case of the SICs, the trustee is also a party to the contract.  The issuer of the GICs accepts a deposit from the plan and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust.  SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract.  The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  SACs share certain attributes of both traditional and synthetic investment contracts.  The issuer of the SACs guarantee liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments.  The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio.  The underlying portfolio holdings are owned by the issuer, but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.

	2010	2009
Average yields on investment contracts:
Based on annualized earnings (1)	3.13%	4.02%
Based on interest rate credited to participants (2)	3.45%	3.85%

(1) Computed by dividing annualized one-day investment earnings of the contract on the last day of the plan year by the investment fair value on the same date. Investment earnings for GICs are actual interest credited to participants.

(2) Computed by dividing annualized one-day earnings credited to participants on the last day of the plan year by the investment fair value on the same date.

The weighted average interest crediting rate (the contract value yield) for the GICs, SICs, and SACs was approximately 3.98% for 2010.  The weighted average interest crediting rate (the contract value yield) for the GICs and SICs was approximately 4.4% for 2009.  The crediting interest rates varied from 0.8% - 5.3% as of December 31, 2010 and from 3.7% - 5.3% as of December 31, 2009.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.  In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract.  Trustee management is not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 5.   Interest in Master Trust

Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts.  Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses.  Entergy Savings Plan VI's interest in the net assets of the Master Trust was approximately 1% as of December 31, 2010 and less than 1% as of December 31, 2009.

The fair values of the Master Trust's investments as of December 31, 2010 and 2009 are as follows:

	2010	2009

Cash and cash equivalents	$47,619,214	$46,607,057
Common stock*	546,232,254	639,294,547
Mutual funds	982,318,993	863,470,831
Common trust funds	743,344,420	639,650,536
Guaranteed investment contracts	33,935,223	33,116,484
Synthetic investment contracts	219,650,150	296,733,960
Separate account contracts	99,095,428	-
Brokerage accounts	64,898,972	53,017,384
Total fair value of investments in the Master Trust	2,737,094,654	2,571,890,799
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(12,747,681)	(8,635,243)
Investments in the Master Trust	$2,724,346,973	$2,563,255,556

*The common stock consists entirely of Entergy Corporation common stock.

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2010 are summarized as follows:

Dividend and interest income:

Common stock**	$23,507,903
Mutual funds	20,811,784
Common trust funds	3,408
$44,323,095

Net realized and unrealized appreciation (depreciation) of investments:

Common stock**	$(85,167,501)
Mutual funds	94,217,060
Common trust funds	118,794,716
Guaranteed investment contracts	1,173,315
Separate account contracts	573,940
Synthetic investment contracts	11,771,584
Brokerage accounts	6,994,406
$148,357,520

**The common stock consists entirely of Entergy Corporation common stock.

Note 6.  Tax Status

The Internal Revenue Service has determined that Entergy Savings Plan VI is in compliance with the applicable requirements of the Internal Revenue Code of 1986 as amended.  The most recent favorable determination letter relating to Entergy Savings Plan VI is dated October 28, 2009.  Entergy Corporation, as Plan Sponsor, believes that subsequent amendments to Entergy Savings Plan VI are in compliance with the requirements of the Code.  Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

The Entergy Savings Plan VI administrator (the “Plan Administrator”) believes that, to the best of its knowledge, Entergy Savings Plan VI has not taken any uncertain tax positions that are not “more likely than not” sustainable upon examination by the IRS.  The Plan Administrator believes that Entergy Savings Plan VI is no longer subject to IRS examinations for years prior to 2007, except for qualification issues.

Note 7.  Entergy Savings Plan VI Termination

Although they have not expressed any intent to do so, the participating employers have the right under Entergy Savings Plan VI to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate Entergy Savings Plan VI subject to the provisions of ERISA.  In the event that Entergy Savings Plan VI is terminated, subject to conditions set forth in ERISA, Entergy Savings Plan VI provides that all participants will be fully vested and the net assets of Entergy Savings Plan VI will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.  Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company which is the trustee, as defined by Entergy Savings Plan VI and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.  As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions.  The year-end market price of Entergy Corporation common stock was $70.83 per share at December 31, 2010 and $81.84 per share at December 31, 2009.

Note 9.  Reconciliation to Form 5500

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009 presents the Entergy Savings Plan VI's interest in the Master Trust at fair value and also includes an adjustment from fair value to contract value for fully benefit-responsive investment contracts.  Entergy Savings Plan VI's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts.  The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per Entergy Savings Plan VI's Form 5500 as of December 31, 2010 and 2009:

	Net Assets Available for Benefits
	2010	2009
Net assets available for benefits, per the financial statements	$35,341,036	$27,850,308
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	101,129	53,264
Total assets per Form 5500, at fair value	$35,442,165	$27,903,572

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010 to the net income on Entergy Savings Plan VI's Form 5500 for the year ended December 31, 2010:

Increase in net assets per the financial statements	$7,490,728
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive	(53,264)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	101,129
Net increase in assets per the Form 5500	$7,538,593

Note 10. Subsequent Events

The Employee Benefits Committee exercised its discretion and authority to replace the T. Rowe Price New Income Fund with the T. Rowe Price Bond Trust I and to add additional T. Rowe Price Retirement Funds to the investment options available under Entergy Savings Plan VI.  Effective January 4, 2011, the following investment funds are available under Entergy Savings Plan VI:

•	Entergy Stock Fund
•	Entergy Stable Income Fund
•	Vanguard Institutional Index
•	T. Rowe Price Bond Trust I
•	T. Rowe Price Balanced Fund
•	T. Rowe Price New Horizons Trust
•	T. Rowe Price Equity Income Trust
•	T. Rowe Price Blue Chip Growth Trust
•	T. Rowe Price Overseas Stock Fund
•	TradeLink Participant-Directed Brokerage Accounts
•	T. Rowe Price Retirement 2005 Fund
•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2015 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2025 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2035 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement 2045 Fund
•	T. Rowe Price Retirement 2050 Fund
•	T. Rowe Price Retirement 2055 Fund
•	T. Rowe Price Retirement Income Fund

The Employee Benefit Committee exercised its authority to designate additional T. Rowe Price Retirement Funds as Qualified Default Investment Alternatives for Entergy Savings Plan VI and to remove the T. Rowe Price Retirement Income Fund from Entergy Savings Plan VI’s Qualified Default Investment Alternatives.  Accordingly, effective January 4, 2011, participant contributions, employer matching contributions, and annual company retirement contributions not directed to specific investment options by the participant are invested by the trustee in one of the following T. Rowe Price Retirement Funds designated as Entergy Savings Plan VI’s Qualified Default Investment Alternatives based on the year the participant was born:

•	T. Rowe Price Retirement 2005 Fund
•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2015 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2025 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2035 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement 2045 Fund
•	T. Rowe Price Retirement 2050 Fund
•	T. Rowe Price Retirement 2055 Fund

E.I.N. 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Schedule of Assets (Held at End of Year)
As of December 31, 2010
Plan Sponsor: Entergy Corporation

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	4.25% - 9.25%	01/16/2011-04/13/2030	N/A	$ 1,181,833

SIGNATURE

Entergy Savings Plan VI.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI

By: /s/ Theodore H. Bunting, Jr. Theodore H. Bunting, Jr. Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated:  June 24, 2011

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142055 on Form S-8 of our report dated June 24, 2011, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries VI, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries VI for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana
June 24, 2011